Exhibit 19.1
Orrstown Financial Services, Inc.
Insider Trading Policy

Policy
Document Number:
Applicable To:	Orrstown Financial Services, Inc., Orrstown Bank, and all affiliates and subsidiaries
Renewal/New Approval Date (Board):	August 28, 2025
Renewal/New Approval Date (Board ERM):	August 27, 2025
Material Change Approval Date:
Non-Material Change Approval Date:
Current Version Effective Date:	August 28, 2025
Renewal Frequency:	Every Year

Key Responsibilities
Approval Authority:	OFSI Board of Directors
Document Owner:	EVP, Chief Financial Officer
Document Manager:	EVP, Chief Financial Officer
Executive Committee Member	EVP, Chief Financial Officer
Approval of Non-material Changes:	EVP, Chief Financial Officer
Approval of Exceptions to Policy:	EVP, Chief Financial Officer
Compliance with Policy and Supporting Documents:	EVP, Chief Financial Officer

Policy Overview
As a public company, Orrstown Financial Services, Inc. (the “Company” or “Orrstown”) is subject to various federal and state laws and regulations governing trading in its securities. It is the policy of the Company, and its wholly-owned subsidiaries, including Orrstown Bank, to comply fully, and to assist its employees in complying fully, with these laws and regulations. This Policy applies to all Directors and employees, as well as members of such persons' immediate families and households. All references in this Policy to employees of Orrstown should be read to include all such persons listed in the preceding sentence.
Orrstown depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this Policy. This Policy provides procedures and guidelines with respect to transactions in Orrstown's securities, the protection of material, non-public information and the standard of conduct expected of Orrstown's employees in this highly sensitive area. It is the personal obligation and responsibility of each employee to act in a manner consistent with this Policy.

The purpose of this Insider Trading Policy (this “Policy”) is to promote compliance with applicable securities laws by Orrstown and all Directors, officers and employees thereof, in order to preserve the reputation and integrity of Orrstown as well as that of all persons affiliated with it.
This Policy supersedes any previous policy of Orrstown concerning stock trading. In the event of any conflict or inconsistency between this Policy and any other materials previously distributed by Orrstown, this Policy shall govern.

Policy Statement
1    Applicability
The Policy is applicable to all Directors, officers, and employees of the Company.
Questions regarding this Policy should be directed to Orrstown’s Chief Financial Officer (CFO) or General Counsel.
2    Policy
If a Director, officer, or any employee of Orrstown or any agent or advisor of Orrstown has material, nonpublic information relating to Orrstown, it is Orrstown’s policy that neither that person nor any Related Person (as defined below) may buy or sell securities of Orrstown or engage in any other action to take advantage of, or pass on to others, that information. This Policy also applies to material, nonpublic information relating to any other company with publicly-traded securities, including our clients or suppliers, obtained in the course of employment by or association with Orrstown Bank.
To avoid even the appearance of impropriety, additional restrictions on trading Orrstown securities apply to Directors and members of executive management. See Section 5.
3    Definitions/Explanations
3.1    Who is an “Insider?”
Any person who possesses material, nonpublic information is considered an insider as to that information.  Insiders include Orrstown Directors, officers, employees, independent contractors and those persons in a special relationship with Orrstown, e.g., its auditors, consultants or attorneys.  The definition of insider is transaction specific; that is, an individual is an insider with respect to each material, nonpublic item of which he or she is aware.
3.2    What is “Material” Information?
The materiality of a fact depends upon the circumstances.  A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security.  Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security – debt or equity.
Some examples of material information include:
•Unpublished financial results
•News of a pending or proposed company transaction
•Significant changes in corporate objectives

•News of a significant sale of assets
•Changes in dividend policies
•Financial liquidity problems
The above list is only illustrative; many other types of information may be considered “material,” depending on the circumstances.  The materiality of particular information is subject to reassessment on a regular basis.
3.3    What is “Nonpublic” Information?
Information is “nonpublic” if it is not available to the general public.  In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or United Press International, or included in a filing made with the Securities and Exchange Commission.  The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.
In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information.  Generally, one should allow approximately two full trading days following publication or dissemination as a reasonable waiting period before such information is deemed to be public.  Therefore, if an announcement is made before the commencement of trading on a Monday, an employee may trade in Orrstown securities starting on Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday).  If the announcement is made on Monday after trading begins, employees may not trade in Orrstown securities until Thursday.  If the announcement is made on Friday after trading begins, employees made not trade in Company securities until Wednesday of the following week.
3.4    Who is a “Related Person?”
For purposes of this Policy, a Related Person includes your spouse, minor children and anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; estates of which you are an executor; and other equivalent legal entities that you control.  Although a person’s parent or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a “tippee” for securities laws purposes.  See Section 4.4 below for a discussion on the prohibition on “tipping.”
4    Guidelines
4.1    Non-disclosure of Material Nonpublic Information
Material, nonpublic information must not be disclosed to anyone, except the persons within Orrstown or third-party agents of Orrstown (such as investment banking advisors or outside legal counsel) whose positions require them to know it and who are obligated to keep such information confidential, until such information has been publicly released by Orrstown.
4.2    Prohibited Trading in Company Securities
No person may place a purchase or sell order or recommend that another person place a purchase or sell order in Orrstown securities (including initial elections, changes in elections or reallocation of funds relating to employee benefit plan accounts) when he or she has knowledge of material information concerning Orrstown that has not been disclosed to the public.  Loans, pledges, gifts, charitable donations and other contributions of Orrstown securities are also subject to this Policy.

4.3    Twenty-Twenty Hindsight
If securities transactions ever become the subject of scrutiny, such transactions are likely to be viewed after-the-fact with the benefit of hindsight.  As a result, before engaging in any transaction, an insider should carefully consider how his or her transaction may be construed in the bright light of hindsight.  Again, in the event of any questions or uncertainties about the Policy, please consult Orrstown’s CFO or General Counsel.
4.4    “Tipping” Information to Others
Insiders may be liable for communicating or tipping material, nonpublic information to any third party (“tippee”), not limited to just Related Persons.  Further, insider trading violations are not limited to trading or tipping by insiders.  Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information which has been misappropriated.
Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider.  Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade.  In other words, a tippee’s liability for insider trading is no different from that of an insider.  Tippees can obtain material, nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings.
4.5    Avoid Speculation
Directors, officers and employees, and their Related Persons may not trade in options, warrants, puts and calls or similar instruments on Orrstown securities or sell Orrstown securities “short.”  In addition, Directors, officers and employees, and their Related Persons may not hold Orrstown securities in margin accounts.  Investing in Orrstown securities provides an opportunity to share in the future growth of Orrstown.  Investment in Orrstown and sharing in the growth of Orrstown, however, does not mean short-range speculation based on fluctuations in the market.  Such activities may put the personal gain of the Director, officer or employee in conflict with the best interests of Orrstown and its security holders.  Anyone may, of course, in accordance with this Policy and other Orrstown policies, exercise options granted to them by Orrstown.
4.6    Trading in Other Securities
No Director, officer or employee may place purchase or sell orders or recommend that another person transact in the securities of another company (including but not limited to purchases, sales, exchanges, gifts or charitable donations) if the person learns of material, nonpublic information about the other company in the course of his/her employment with Orrstown.
In the ordinary course of doing business, employees may come into possession of material, non-public information with respect to other companies. An individual receiving material, non-public information in such a manner has the same duty not to disclose the information to others or to use that information in connection with securities transactions of such other company as such individual has with respect to material, non-public information about Orrstown.
If Orrstown is in the process of negotiating a significant transaction with another company, employees are cautioned not to trade in the stock of that company if they are in possession of material, non-public information concerning such company.
If an employee is not certain whether it is permissible to trade in the stock of such company, the employee should contact Orrstown's CFO or General Counsel before making any trades.

4.7    Internet/Social Media
Because any statement you make on the Internet (including, but not limited to, in chat room, on a blog, social media or in some other similar forum) regarding Orrstown may be seen as a recommendation to buy or sell Orrstown’s securities, Orrstown’s policy is that none of its employees may participate in Internet chat rooms or social media platforms regarding Orrstown’s securities.
5    Additional Restrictions and Requirements for Certain Persons
5.1    Trading Window
In addition to being subject to all of the other limitations in this Policy, subject to certain limited exceptions set forth in Section 5.3 of this policy, Directors, executive officers, officers with the title of Senior Vice President, and certain other employees designated by management from time to time (collectively, Senior Officers) may only transact in Orrstown securities (including but not limited to purchases, sales, exchanges, gifts or charitable donations and certain transactions in the Company’s stock benefit plans) during the period beginning on the third business day after the release of Orrstown’s quarterly earnings and ending one week prior to the end of the next fiscal quarter (i.e. during an open “Trading Window”). Other non-public events or transactions may result in additional periods that trading is prohibited. An official notification will be communicated to the Directors, Senior Officers and other designated employees on the effective dates of the closing of the Trading Window, or “blackout” period, during which trading Orrstown’s common stock is prohibited.
5.2    Pre-Clearance
Directors and employees who file ownership reports pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act) (Section 16 Officers) must obtain prior clearance from Orrstown’s CFO or General Counsel before he, she or a Related Person transacts Orrstown securities, including but not limited to purchases, sales, exchanges, gifts, charitable donations, or certain transactions or changes in investment elections in the Company’s employee benefit plans.  Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations.  Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction.  Clearance of a transaction is valid only for a 48-hour period.  If the transaction does not occur within that 48-hour period, clearance of the transaction must be re-requested.  If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.
5.3    Exemptions and Exceptions
As discussed above, all transactions in the Company’s stock must occur during an open Trading Window unless such transactions are subject to an exemption or an exception is approved.

Common exemptions are set forth on Exhibit A to this Policy.

If you believe an unanticipated, infrequent and compelling event necessitates transacting in Orrstown stock outside of an open Trading Window, you may request an exception. You should not expect and you are urged not to rely on your ability to obtain an exception to the Trading Window rule when making decisions regarding your finances. A request for an exception to the Trading Window rule must set forth the event necessitating the transaction, the reason the transaction is necessary, and the date of the planned transaction. All requests for exceptions must be reviewed and approved by the Company’s CFO and/or General Counsel. If a request for an exception is approved, you must complete the trade within the period of time approved by the Company’s CFO and/or General Counsel.

5.4    Reporting of Violations
Any person who believes that a violation of this Policy has taken place shall report such violation promptly to the Chief Risk Officer of Orrstown Bank.
Any questions on this Policy should also be directed to the CFO or General Counsel of Orrstown Bank.

Documents Associated With This Policy
Procedures for Director and Section 16 Officer Pre-Clearing of Trades in ORRF Stock

Exhibit A
Exempt Transactions
Pre-Approved Rule 10b5-1 Plan. Rule 10b5-1 of the Exchange Act (“Rule 10b5-1”) provides an affirmative defense to insider trading liability where it is evident that material, nonpublic information known to the person trading did not play a role in trading decisions. In order to take advantage of this defense, a person may establish a trading plan, arrangement or instruction that meets the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”), which enables a person to establish arrangements to trade in Company securities outside of the Company’s trading windows, even when in possession of material, nonpublic information. Transactions effected pursuant to a pre-approved Rule 10b5-1 plan will not be subject to the Trading Windows, blackout periods or pre-clearance procedures set forth in this Policy.
Persons should make their own arrangements with brokers to establish a Rule 10b5-1 Plan. Any Rule 10b5-1 Plan, however, should be in writing and must be submitted to the Company’s CFO and General Counsel for review prior to its execution. In order to comply with Rule 10b5-1, among other requirements:

•The trading plan must be adopted, or take effect, when the insider is not aware of any material nonpublic information about the Company.
•The trading plan must either:
◦expressly specify the amount, price, and date of trades;
◦provide a written formula or algorithm, or computer program, for determining amounts, prices, and dates; or
◦give all discretion regarding the power to execute securities transactions pursuant to the plan to a third party who does not possess material nonpublic information.
•The insider must demonstrate that the purchase or sale that occurred was pursuant to the trading plan. A purchase or sale would not be pursuant to the trading plan if, among other things, the insider altered or deviated from the trading plan or entered into or altered a corresponding or hedging transaction or position with respect to those securities.
Any deviation from, or alteration to, the specifications of an approved Rule 10b5-1 Plan (including, without limitation, the amount, price or timing of a transaction) must be reported immediately to the Company.
The Company may refuse to approve a Rule 10b5-1 Plan as it deems appropriate including, without limitation, if the Company determines that such plan does not satisfy the requirements of Rule 10b5-1. The Company may consult with legal counsel before approving a Rule 10b5-1 Plan. If the Company does not approve a Section 16 Officer’s or Director’s Rule 10b5-1 Plan, such Section Officer or Director must adhere to the pre-clearance procedures set forth above until such time as a Rule 10b5-1 Plan is approved.
Any modification of a Section 16 Officer’s or Director’s prior Rule 10b5-1 Plan requires pre-approval by the Company. A modification must occur during a trading window and while such Section 16 Officer or Director is not aware of material, nonpublic information.
All Rule 10b5-1 Plans must be executed during an open Trading Window and trades under the plan may not commence until at least 90 days after the execution date or any such longer “cooling off” period required by applicable securities laws.

Employee Benefit Plans
1.    Exercise of Stock Options. The trading prohibitions and restrictions set forth in this Policy do not apply to the exercise of an option to purchase securities of the Company when payment of the exercise price is made in cash. However, the exercise of an option to purchase securities of the Company is subject to the current reporting requirements of Section 16 of the Exchange Act and, therefore, Senior Officers and Directors must comply with the post-trade reporting requirement described above for any such transaction. In addition, the securities acquired upon the exercise of an option to purchase Company securities are subject to all of the requirements of this Policy. Moreover, this Policy applies to the use of outstanding Company securities to constitute part or all of the exercise price of an option, any net option exercise, any exercise of a stock appreciation right, share withholding, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
2.    Tax Withholding on Restricted Stock. The trading prohibitions and restrictions set forth in this Policy do not apply to the withholding by the Company of shares of stock upon vesting of restricted stock to satisfy applicable tax withholding requirements if (a) such withholding is required by the applicable plan or award agreement or (b) the election to exercise such tax withholding right was made by the Section 16 Officer or Director in compliance with this Policy.
3.    Employee Stock Purchase Plan. The trading prohibitions and restrictions set forth in this Policy do not apply to periodic wage withholding contributions by the Company or employees of the Company which are used to purchase the Company’s securities pursuant to the employees’ advance instructions under the Company’s Employee Stock Purchase Plan. However, no Section 16 Officer may: (a) elect to participate in the plan or alter his or her instructions regarding the level of withholding or purchase by the Section 16 Officer of Company securities under such plan; or (b) make cash contributions to such plan (other than through periodic wage withholding) without complying with this Policy. Any sale of securities acquired under such plan is subject to the prohibitions and restrictions of this Policy.
4.    Retirement Plan. The trading prohibitions and restrictions set forth in this Policy do not apply to purchases of Company securities in its 401(k)plan (the “Retirement Plan”) resulting from periodic contributions by Senior Officers to the Retirement Plan pursuant to payroll deduction elections. Such prohibitions and restrictions do apply, however, to certain elections Senior Officers may make under the Retirement Plan, including: (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against or receive a distribution from such Section 16 Officer’s Retirement Plan account if the loan or distribution will result in a liquidation of some or all of such Section 16 Officer’s Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in an allocation of loan proceeds to the Company stock fund.
Dividend Reinvestment Plan
The trading prohibitions and restrictions set forth in this Policy do not apply to purchases of Company securities under the Company’s Dividend Reinvestment Plan resulting from the reinvestment by Senior Officers of dividends paid on Company securities. Such prohibitions and restrictions do apply, however, to voluntary purchases of Company securities resulting from additional contributions by Senior Officers to the plan (i.e., direct stock purchases), and to elections by Senior Officers to participate in the plan or change the level of such participation. This Policy also apply to sales by Senior Officers of Company securities purchased pursuant to the plan.